AGREEMENT

   This Agreement made on April 13, 1996, by and among Union Camp
Corporation, a Virginia corporation ("Union Camp"), and the Alling & Cory Company, a New York corporation ("Alling & Cory").

                                   Recitals

   WHEREAS, Union Camp, North Merger Corp., a wholly owned subsidiary of Union Camp, and Alling & Cory have executed an agreement providing for the acquisition of Alling & Cory by Union Camp by means of a reverse triangular merger (the "Merger") whereby Alling & Cory will become a subsidiary of Union Camp; and
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   WHEREAS, approximately fifty percent (50%) of Alling & Cory's outstanding shares are subject to various restrictions (the "Restricted Shares") which had been imposed for the following reasons:

       1. Restrictions on resale were inserted to enable Alling & Cory to comply with federal and state securities laws; and transfer restrictions were needed to avoid becoming a reporting company under the Securities Exchange Act of 1934 and to keep shares out of unfriendly hands.

       2. Certain repurchase options on Restricted Shares at book value would enable Alling & Cory to protect itself in the event an unfriendly third party attempted to acquire shares in order to gain control of Alling & Cory.

       3. Certain repurchase options on Restricted Shares would enable Alling & Cory to protect itself if, in the context of a friendly acquisition, too many shareholders either voted against the transaction or exercised dissenter's rights and thereby caused Alling & Cory to fail to meet a closing condition that would be typical of such transactions.

       4. To protect Alling & Cory in the event that minority shareholders created difficulties for Alling & Cory in pursuing its corporate strategies and objectives; and

   WHEREAS, upon the Merger becoming effective, Alling & Cory will cancel the restrictions on the Restricted Shares since the original purposes of such restrictions will then no longer exist, and since the parties, for various other reasons such as bank debt restrictions, believe that it will not be feasible for Alling & Cory to exercise any of its rights set forth with respect to such restrictions; and

   WHEREAS, the shareholders will avoid compensation income arising from such cancellation provided Alling & Cory does not treat the increase in value of the Restricted Shares caused by the cancellation as compensatory, and it is an important condition and inducement to Alling & Cory's agreeing to the Merger that Union Camp execute this Agreement.

   NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

   1. Union Camp will take no actions, and subsequent to the consummation of the Merger, will not permit Alling & Cory to take any actions, which could reasonably be expected to be inconsistent with the treatment of the cancellation of restrictions as noncompensatory.

   2. Union Camp agrees that Alling & Cory will not take any income tax deduction for the cancellation of the restrictions and recognizes that Alling & Cory will supply each shareholder with a written statement which indicates that Alling & Cory is not going to treat the cancellation as compensatory and is not claiming any federal or state income tax deduction for such cancellation.

   3. Notwithstanding the above, in the event that the Internal Revenue Service ("IRS") asserts that the cancellation of the restrictions on the Restricted Shares is taxable compensation to any former Alling & Cory shareholder who receives cash or Union Camp stock in the Merger, and such shareholder so informs either Union Camp or Alling & Cory, Union Camp or Alling & Cory shall be permitted to so inform any duly appointed representative of the Alling & Cory shareholders and to negotiate with such representative or, if there is none, such shareholder, with regard to participating in negotiations between the IRS and such shareholder regarding the treatment of such cancellation as non-compensatory or, if the IRS should prevail in a contrary position, establishing a compensation deduction as a result of such contrary position. Upon the mutual agreement of Alling & Cory
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with each respective affected former Alling & Cory shareholder, Alling & Cory shall be permitted to amend any tax return necessary to claim any tax deduction properly allowable in respect of such compensation, if such contrary position is either conceded by the affected shareholder or is determined in a final and non-appealable decision in the favor of the IRS.

   4. Upon allowance by the IRS of the tax deduction, Union Camp agrees that it will distribute, or cause to be distributed, one-half the value of any deduction described in paragraph three to the affected former Alling & Cory shareholder. For purposes of this computation, the value of the deduction shall be equal to the highest corporate marginal tax rate in effect for the tax year of the deduction times the amount of deduction. The affected former Alling & Cory shareholder shall receive the distribution within 30 days of the date of the allowance of the tax deduction determined to the reasonable satisfaction of Union Camp increased by the statutory rate of interest for refunds from the date of the filing of the corporate income tax return or amended return claiming the deduction to the date of the distribution. The distribution to the affected former Alling & Cory shareholder shall not be dependent upon the generation of an actual cash refund or the timing of the benefit of such deduction.

   5. This Agreement is intended to benefit the holders of the Restricted Shares, and it may be enforced by any such holder as a third party beneficiary of this Agreement.


   IN WITNESS WHEREOF, Union Camp and Alling & Cory have caused this Agreement to be signed and delivered by the respective duly authorized officers as of the date first above written.

                              UNION CAMP CORPORATION

                              By  /s/ James M. Reed
                                 Name:  James M. Reed
                                 Title: Vice Chairman of the
                                        Board of Directors and
                                        Chief Financial Officer


                              THE ALLING & CORY COMPANY

                              By  /s/ Samuel T. Hubbard, Jr.
                                 Name:  Samuel T. Hubbard, Jr.
                                 Title: President and Chief
                                        Executive Officer